UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Validus Holdings Ltd.

(Name of Issuer)

Common shares, par value $0.175 per share

(Title of Class of Securities)

G9319H102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9319H102	13G	Page 2 of 12 Pages

1.	Name of Reporting Persons Jeffrey W. Greenberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,289,286.49
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,289,286.49
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,289,286.49
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.8%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. G9319H102	13G	Page 3 of 12 Pages

1.	Name of Reporting Persons Aquiline Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,279,268
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,279,268
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,268
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.8%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G9319H102	13G	Page 4 of 12 Pages

1.	Name of Reporting Persons Aquiline Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,279,268
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,279,268
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,268
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.8%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G9319H102	13G	Page 5 of 12 Pages

1.	Name of Reporting Persons Aquiline Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,279,268
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,279,268
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,268
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.8%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G9319H102	13G	Page 6 of 12 Pages

1.	Name of Reporting Persons Aquiline Holdings GP Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,279,268
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,279,268
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,268
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.8%
12.	Type of Reporting Person (See Instructions): CO

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Validus Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 29 Richmond Road, Pembroke, Bermuda HM 08.

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:

(i) Jeffrey W. Greenberg;

(ii) Aquiline Capital Partners LLC;

(iii) Aquiline Holdings LLC;

(iv) Aquiline Holdings LP; and

(v) Aquiline Holdings GP Inc. (collectively, the “Reporting Persons”).

Aquiline Capital Partners LLC is the investment manager of each of Aquiline Financial Services Fund L.P. and Aquiline Financial Services Fund (Offshore) L.P. (together, the “Funds”). Aquiline Holdings LLC is the sole member of Aquiline Capital Partners LLC. Aquiline Holdings LP is the sole member of Aquiline Holdings LLC. Aquiline Holdings GP Inc. is the general partner of Aquiline Holdings LP. Jeffrey W. Greenberg is the sole stockholder of Aquiline Holdings GP Inc. and is a managing principal of Aquiline Capital Partners LLC. Each of the Reporting Persons may be deemed to be the beneficial owner of the securities held by each of the Funds and of the securities held by Aquiline Capital Partners LLC. Mr. Greenberg may also be deemed to be the beneficial owner of securities held by him as an individual.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal office and business address of each of the Reporting Persons is 535 Madison Avenue, 24th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

Jeffrey W. Greenberg is a citizen of the United States. Each of Aquiline Capital Partners LLC, Aquiline Holdings LLC, Aquiline Holdings LP, and Aquiline Holdings GP Inc. is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common shares, par value $0.175 per share (the “Shares”)

Item 2(e).	CUSIP Number:

 G9319H102

Page 8 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2014, Jeffrey W. Greenberg may be deemed to be the beneficial owner of an aggregate of 3,289,286.49 Shares. This number consists of 335,820 Shares held by Aquiline Financial Services Fund L.P., 187,360 Shares held by Aquiline Financial Services Fund (Offshore) L.P., warrants exercisable into 2,574,593.66 Shares held by Aquiline Capital Partners LLC, warrants exercisable into 10,018.49 Shares held by Jeffrey W. Greenberg as an individual, warrants exercisable into 116,503.24 Shares held by Aquiline Financial Services Fund L.P. and warrants exercisable into 64,991.1 Shares held by Aquiline Financial Services Fund (Offshore) L.P. As of December 31, 2014, each of Aquiline Capital Partners LLC, Aquiline Holdings LLC, Aquiline Holdings LP, and Aquiline Holdings GP Inc. may be deemed to be the beneficial owner of an aggregate of 3,279,268 Shares. This number consists of 335,820 Shares held by Aquiline Financial Services Fund L.P., 187,360 Shares held by Aquiline Financial Services Fund (Offshore) L.P., warrants exercisable into 2,574,593.66 Shares held by Aquiline Capital Partners LLC, warrants exercisable into 116,503.24 Shares held by Aquiline Financial Services Fund L.P. and warrants exercisable into 64,991.1 Shares held by Aquiline Financial Services Fund (Offshore) L.P.

(b) Percent of class:

Based on the Issuer having 83,869,845 Shares outstanding as of December 31, 2014 (as reported by the Issuer in an investor presentation attached as Exhibit 99.1 to a Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 9, 2015), as of December 31, 2014, (i) Jeffrey W. Greenberg may be deemed to be the beneficial owner of approximately 3.8% of the total number of Shares outstanding and (ii) each of Aquiline Capital Partners LLC, Aquiline Holdings LLC, Aquiline Holdings LP and Aquiline Holdings GP Inc. may be deemed to be the beneficial owner of 3.8% of the total number of Shares outstanding.

(c) Number of shares as to which the reporting person has, as of December 31, 2014:

Jeffrey W. Greenberg

(i) Sole power to vote or to direct the vote:	3,289,286.49

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	3,289,286.49

(iv) Shared power to dispose or to direct the disposition of:	0

Aquiline Capital Partners LLC

(i) Sole power to vote or to direct the vote:	3,279,268

(ii) Shared power to vote or to direct the vote:	0

Page 9 of 12 Pages

(iii) Sole power to dispose or to direct the disposition of:	3,279,268

(iv) Shared power to dispose or to direct the disposition of:	0

Aquiline Holdings LLC

(i) Sole power to vote or to direct the vote:	3,279,268

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	3,279,268

(iv) Shared power to dispose or to direct the disposition of:	0

Aquiline Holdings LP

(i) Sole power to vote or to direct the vote:	3,279,268

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	3,279,268

(iv) Shared power to dispose or to direct the disposition of:	0

Aquiline Holdings GP Inc.

(i) Sole power to vote or to direct the vote:	3,279,268

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	3,279,268

(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership interests in the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Page 10 of 12 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

JEFFREY W. GREENBERG

/s/ Jeffrey W. Greenberg

AQUILINE HOLDINGS GP INC.

By: Jeffrey W. Greenberg, as its Sole Stockholder

/s/ Jeffrey W. Greenberg

AQUILINE HOLDINGS LP

By: Aquiline Holdings GP Inc., as its General Partner

By: Jeffrey W. Greenberg, as its Sole Stockholder

/s/ Jeffrey W. Greenberg

AQUILINE HOLDINGS LLC

By: Aquiline Holdings LP, as its Managing Member

By: Aquiline Holdings GP Inc., as its General Partner

By: Jeffrey W. Greenberg, as its Sole Stockholder

/s/ Jeffrey W. Greenberg

Page 12 of 12 Pages

AQUILINE CAPITAL PARTNERS LLC

By:	Aquiline Capital Partners LLC, as its Managing Member

By:	Aquiline Holdings LP, as its Managing Member

By:	Aquiline Holdings GP Inc., as its General Partner

By:	Jeffrey W. Greenberg, as its Sole Stockholder

/s/ Jeffrey W. Greenberg